UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                LBP, Inc. (F/K/A Leslie Building Products, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  526 875 10 9
                   -----------------------------------------
                                 (CUSIP Number)

  Leigh J. Abrams, 200 Mamaroneck Ave.,White Plains, N.Y. 10601 (914)421-2545
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 March 21, 2000
                   -----------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 2,310,795 shares, which constitute approximately 46.3% of the total number of shares outstanding. All ownership percentages assume that there are 4,987,090 shares outstanding, including 54,700 shares subject to presently exercisable options held by the Reporting Persons.


                               Page 1 of 42 Pages

CUSIP No. 526 875 10 9            SCHEDULE 13D               Page  2 of 42 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Leigh J. Abrams
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      PF

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Leigh J. Abrams is a citizen of the United States.

--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        101,503 (1)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            -0-
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               101,503 (1)
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      109,503 (2)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 526 875 10 9                 13D                   Page  3 of 42 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) Includes 4,003 shares held by Mr. Abrams as Custodian under the New York Uniform Gifts to Minors Act for the benefit of his minor children, over which shares Mr. Abrams has sole voting and investment power. Mr. Abrams disclaims any beneficial interest in the shares held by him as Custodian. Excludes 10,000 shares subject to an option at the price of $1.55 per share which is exercisable within 60 days as to 8,000 shares, and not exercisable within 60 days as to 2,000 shares.

(2) Includes 4,003 shares held by Mr. Abrams as Custodian under the New York Uniform Gifts to Minors Act for the benefit of his minor children, over which shares Mr. Abrams has sole voting and investment power. Mr. Abrams disclaims any beneficial interest in the shares held by him as Custodian. Includes 8,000 shares subject to an option at the price of $1.55 per shares, which is exercisable within 60 days as to 8,000 shares; excludes 2,000 shares subject to such option as to which such option is not exercisable within 60 days.

CUSIP No. 526 875 10 9            SCHEDULE 13D               Page  4 of 42 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Edward W. Rose, III
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      PF

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Edward W. Rose, III is a citizen of the United States.

--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        1,723,892 (1)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,723,892 (1)
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,736,392(2)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      34.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 526 875 10 9                 13D                   Page  5 of 42 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) Includes 42,000 shares owned by each of Cardinal Investment Company, Inc. Pension Plan and Cardinal Investment Company, Inc. Profit Sharing Plan, of each of which Mr. Rose is Trustee.

      Excludes 12,500 shares subject to five presently exercisable options (the "Stock Options"), each for 2,500 shares, at prices of $2.21, $3.21, $2.05, $3.18 and $3.63 per share.

(2)   Includes the Stock Options for 12,500 shares.

CUSIP No. 526 875 10 9            SCHEDULE 13D               Page  6 of 42 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Lela Rose Jones
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
            00

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Lela Rose Jones is a citizen of the United States.

--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        36,100
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            -0-
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               36,100
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      36,100
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 526 875 10 9            SCHEDULE 13D               Page 7 of 42 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Evelyn D. Potter Rose
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      Not applicable

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Evelyn D. Potter Rose is a citizen of the United States.

--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        300
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            -0-
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               300
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      300
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      less than 0.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 526 875 10 9            SCHEDULE 13D               Page  8 of 42 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      William Edward Rose

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      00

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      William Edward Rose is a citizen of the United States.

--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        36,100
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            -0-
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               36,100
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      36,100
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 526 875 10 9            SCHEDULE 13D               Page  9 of 42 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Marshall B. Payne

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
            PF

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Marshall B. Payne is a citizen of the United States.

--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        180,100 (1)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            15,000 (2)
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               180,100 (1)
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        15,000 (2)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      196,350 (3)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 526 875 10 9                 13D                   Page 10 of 42 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) Excludes 12,500 shares subject to five presently exercisable options (the "Stock Options"), each for 2,500 shares, at prices of $2.21, $3.21, $2.05, $3.18 and $3.63 per share.

(2) Includes 15,000 shares owned by Scout Ventures in which Mr. Payne has a 25% interest.

(3) Includes the Stock Options for 12,500 shares. Includes 3,750 shares representing Mr. Payne's 25% interest in 15,000 shares owned by Scout Ventures.

CUSIP No. 526 875 10 9            SCHEDULE 13D               Page 11 of 42 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Debbie Crady

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
            Not applicable

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Debbie Crady is a citizen of the United States.

--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            -0-
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0-
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      None
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 526 875 10 9            SCHEDULE 13D               Page 12 of 42 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Kathleen Wright

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
            Not applicable

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        500
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,000 (1)
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               500
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,000 (1)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,500
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 526 875 10 9                 13D                   Page 13 of 42 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1)   Includes 2,000 shares held jointly with Robert E. Wright.

CUSIP No. 526 875 10 9            SCHEDULE 13D               Page 14 of 42 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Payne & Madole, a general partnership (1)

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
            Not applicable

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Payne & Madole is a Texas general partnership.

--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            -0-
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0-
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      None
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 526 875 10 9                 13D                   Page 15 of 42 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) Payne & Madole is a Texas general partnership owned equally by Marshall B. Payne, Robert B. Payne, Jr. and Susan Payne Madole. Pursuant to the oral partnership agreement, Mr. Marshall B. Payne has the sole power to vote and dispose of the shares held by such partnership.

CUSIP No. 526 875 10 9            SCHEDULE 13D               Page 16 of 42 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Harvey J. Kaplan

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
            PF

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Harvey J. Kaplan is a citizen of the United States.

--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        5,000 (1)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            10,000 (2)
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               5,000 (1)
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        10,000 (2)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      16,600(2), (3)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 526 875 10 9                 13D                   Page 17 of 42 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) Excludes 2,000 shares subject to an option at the price of $1.55 per share, which is exercisable within 60 days as to 1,600 shares, and not exercisable within 60 days as to 400 shares.

(2)   Includes 10,000 shares held jointly with Sally Kaplan.

(3) Includes 1,600 shares subject to an option at the price of $1.55 per share, which is exercisable within 60 days as to 1,600 shares. Excludes 400 shares subject to such option, as to which such option is not exercisable within 60 days.

CUSIP No. 526 875 10 9            SCHEDULE 13D               Page 18 of 42 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Nancy Meinershagen

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
            Not applicable

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Nancy Meinershagen is a citizen of the United States.

--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            -0-
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0-
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      None
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 526 875 10 9            SCHEDULE 13D               Page 19 of 42 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Fredric M. Zinn

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
            PF

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Fredric M. Zinn is a citizen of the United States.

--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        20,200 (1)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            -0-
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               20,200 (1)
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      26,200 (2)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 526 875 10 9                 13D                   Page 20 of 42 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) Excludes 7,500 shares subject to an option at the price of $1.55 per share which is exercisable within 60 days as to 6,000 shares, and not exercisable within 60 days as to 1,500 shares.

(2) Includes 6,000 shares subject to an option at the price of $1.55 per share, which is exercisable within 60 days as to 6,000 shares. Excludes 1,500 shares subject to such option, as to which such option is not exercisable within 60 days.

CUSIP No. 526 875 10 9            SCHEDULE 13D               Page 21 of 42 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      James F. Gero

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
            PF

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      James F. Gero is a citizen of the United States.

--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0- (1)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            121,900
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0- (1)
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        121,900 (2)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      134,400 (3)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 526 875 10 9                 13D                   Page 22 of 42 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) Excludes 12,500 shares subject to five presently exercisable option held by Mr. Gero ("the Stock Options"), each for 2,500 shares, at prices of $2.21, $3.21, $2.05, $3.18 and $3.63 per share.

(2)   Includes 121,900 shares held jointly with Catherine A. Gero

(3)   Includes the Stock Options for 12,500 shares.

CUSIP No. 526 875 10 9            SCHEDULE 13D               Page 23 of 42 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Catherine A. Gero

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
            PF

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Catherine A. Gero is a citizen of the United States.

--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            121,900 (1)
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        121,900 (1)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      121,900 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 526 875 10 9                 13D                   Page 24 of 42 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1)   Includes 121,900 shares held jointly with James F. Gero.

CUSIP No. 526 875 10 9            SCHEDULE 13D               Page 25 of 42 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      John F. Cupak

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
            PF

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      John F. Cupak is a citizen of the United States.

--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        3,500 (1)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            -0-
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               3,500 (1)
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,100 (2)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 526 875 10 9                 13D                   Page 26 of 42 Pages

                           ATTACHMENT TO SCHEDULE 13D

(1) Excludes 2,000 shares subject to an option at the price of $1.55 per share which is exercisable within 60 days as to 1,600 shares, and not exercisable within 60 days as to 400 shares.

(2) Include 1,600 shares subject to an option at the price of $1.55 per share, which is exercisable within 60 days as to 1,600 shares. Excludes 400 shares subject to such option, as to which such option is not exercisable within 60 days.

CUSIP No. 526 875 10 9                 13D                   Page 27 of 42 Pages

                  Pursuant to Rule 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), each of the following persons hereby files this Amendment No. 3 (the "Amendment") to a Schedule 13D dated May 22, 1995 (the "Schedule 13D") relating to the Common Stock, par value $.01 per share (the "Stock") of LBP, Inc.(the "Issuer"): Leigh J. Abrams ("LJA"), Edward W. Rose, III ("EWR"), Evelyn D. Potter Rose ("EPR"), Marshall B. Payne ("MBP"), Debbie Crady ("DC"), Kathleen Wright ("KW"), Robert E. Wright ("REW"), Payne & Madole ("P&M"), Cardinal Investment Company, Inc. Pension Plan ("CIPP"), Cardinal Investment Company, Inc. Profit Sharing Plan ("CIPSP"), Harvey J. Kaplan ("HJK"), Sally Kaplan ("SK"), Susan Payne Madole ("SPM"), Robert B. Payne, Jr. ("RBP"), Nancy Meinershagen ("NM"), Fredric M. Zinn ("FMZ"), Robert B. Payne, Sr. ("RP"), Scout Ventures ("SV"), James F. Gero ("JFG"), Catherine A. Gero ("CAG"), John F. Cupak ("JFC"), Lela Rose Jones ("LRJ"), and William Edward Rose ("WER") which persons are sometimes referred to herein as the "Reporting Persons". The Reporting Persons are filing this single joint amendment because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although membership in a "group" is disclaimed and neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a "group" exists. Unless otherwise indicated, all defined terms used herein shall have the same meaning as those set forth in the Schedule 13D.

Item 1.     Security and Issuer
            No Material Change.

CUSIP No. 526 875 10 9                 13D                   Page 28 of 42 Pages

Item 2. Identity and Background

      Item 2 is hereby partially amended by adding at the end thereof the following information relating to WER and LRJ.

(a)                                (b)                       (c)
                                                           Present
                                                           Principal
Name                        Business Address              Occupation
----                        ----------------              ----------

WER                         500 Crescent Court            Investor
                            Suite 250
                            Dallas, TX 75201


LRJ                         500 Crescent Court            Designer
                            Suite 250
                            Dallas, TX 75201

Item 2 is hereby partially amended by deleting the information relating to AKL, GLL, SS, CP, RCP, RY, KD, MG, EMS, DPLTD, LF, RTR, RIC, SSU, BS, CW, TM and DM and thereby removing such persons from any group within the meaning of Section 13D-3 of The Act with respect to the Stock, to the extent that any such group shall be deemed to exist.

CUSIP No. 526 875 10 9                 13D                   Page 29 of 42 Pages

Item 3. Source and Amount of Funds or Other Consideration

      Item 3 is hereby amended by substituting the following information for the information relating to EWR, MBP, JFC and P&M.

      EWR expended $249,309 for the 82,200 shares purchased by him subsequent to the Distribution, exclusive of shares subject to presently exercisable options. The balance of the shares owned by EWR were received as part of the Distribution.

      MBP expended $209,140 for the 64,800 shares purchased by him subsequent to the Distribution, exclusive of shares subject to presently exercisable options. The balance of the shares owned by MBP were received as part of the Distribution.

      JFG and CAG expended $368,882 for the 94,000 shares purchased by them subsequent to the Distribution, exclusive of shares subject to presently exercisable options held by JFG. The balance of the shares owned by JFG and CAG were received as part of the Distribution.

      P&M no longer owns any shares of Stock.

CUSIP No. 526 875 10 9                 13D                   Page 30 of 42 Pages

Item 3. Source and Amount of Funds or Other Consideration

      Item 3 is hereby partially amended by adding at the thereof the following information for WER and LHR and LHR.

      The 36,100 shares owned by WER were received as a result of the distribution of assets previously held in trust for his benefit. The shares had been previously received by the Trust as part of the Distribution.

      The 36,100 shares owned by LRJ were received as a result of the distribution of assets previously held in trust for her benefit. The shares had been previously received by the Trust as part of the Distribution.

      Item 3 is hereby partially amended by deleting the information for AKL, GLL, SS, CP, RCP, RY, KD, MG, EMS, DPLTD, LF, RTR, RIC, SSU, BS, CW, TM and DM, who are no longer included in this Schedule 13D.

Item 4.Purpose of Transaction

      No material change.

CUSIP No. 526 875 10 9                 13D                   Page 31 of 42 Pages

Item 5.Interest in Securities of the Issuer

      Paragraph (a) of Item 5 is hereby partially amended by substituting the following information for information relating to LJA, EWR, EPR, MBP, HJK, FMZ, JFG, CAG, P&M and JFC.

      Because of LJA's sole ownership of 105,500 shares, including 8,000 shares subject to options exercisable within 60 days and because LJA has sole voting and dispositive power as Custodian of 4,003 shares held for the benefit of this children, the aggregate number of shares of the Stock owned beneficially by LJA pursuant to Rule 13d-3 is 109,503 constituting approximately 2.2% of the outstanding shares of the Stock.

      Because of EWR's sole ownership of 1,652,392 shares, including 12,500 shares subject to options exercisable within 60 days, and because EWR has sole voting and dispositive power as Trustee of CIPP and CIPSP, each of which holds 42,000 shares, the aggregate number of shares of the Stock owned beneficially by EWR pursuant to Rule 13d-3 is 1,736,392, constituting approximately 34.8% of the outstanding shares of the Stock.

      Because of EPR's sole ownership of 300 shares, the aggregate number of shares of the Stock owned beneficially by EPR pursuant to Rule 13d-3 is 300, constituting less than 0.1% of the outstanding shares of the Stock.

      Because of MBP's sole ownership of 192,600 shares, including 12,500 shares subject to options exercisable within 60 days and his 25% interest in SV which owns 15,000 shares, the aggregate number of shares of the Stock owned beneficially by MBP pursuant to Rule 13d-3 is 196,350 constituting 3.9% of the outstanding shares of the Stock.

      Because of HJK's joint ownership with SK of 10,000 shares, and sole ownership of 6,600 shares, including 1,600 shares subject to options exercisable within 60 days, the aggregate number of shares of the Stock owned beneficially by HJK pursuant to Rule 13d-3 is 16,600 shares constituting approximately 0.3% of the outstanding shares of the Stock.

      Because of FMZ's sole ownership of 26,200 shares, including 6,000 shares subject to options exercisable within 60 days, the aggregate number of shares of the Stock owned beneficially by FMZ pursuant to Rule 13d-3 is 26,200 constituting approximately 0.5% of the outstanding shares of the Stock.

      Because of JFG's joint ownership of 121,900 shares with CAG, and JFG's sole ownership of 12,500 shares subject to options exercisable within 60 days, the aggregate number of shares of the Stock owned beneficially by JFG pursuant to Rule 13d-3 is 134,400 constituting approximately 2.7% of the outstanding shares of the Stock.

      Because of CAG's joint ownership of 121,900 shares with JFG, the aggregate number of shares of the Stock owned beneficially by CAG pursuant to Rule 13d-3 is 121,900 constituting approximately 2.4% of the outstanding shares of the Stock.

CUSIP No. 526 875 10 9                 13D                   Page 32 of 42 Pages

Item 5.Interest in Securities of the Issuer

      P&M no longer owns any shares of Stock.

      Because of JFC's sole ownership of 5,100 shares, including 1,600 shares subject to options exercisable within 60 days, the aggregate number of shares of the Stock beneficially owned by JFC pursuant to Rule 13d-3 is 5,100, constituting approximately 0.1% of the outstanding shares of the Stock.

      Paragraph (a) of Item 5 is hereby partially amended by adding at the end thereof the following:

      Because of WER's sole ownership of 36,100 shares, the aggregate number of shares of the Stock owned beneficially by JFC pursuant to Rule 13d-3 is 36,100, constituting approximately 0.7% of the outstanding shares of the Stock.

      Because of LRJ's sole ownership of 36,100 shares, the aggregate number of shares of the Stock owned beneficially by SSU pursuant to Rule 13d-3 is 36,100, constituting approximately 0.7% of the outstanding shares of the Stock.

      Paragraph (a) of Item 5 is hereby partially amended by deleting the information for AKL, GLL, SS, RCP, RY, KD, MG, EMS, DPLTD, LF, RTR, RIC, SSU, BS, CW, TM and DM, who are no longer included in this Schedule 13D.

      Paragraph (b) of Item 5 is hereby partially amended by substituting the following information for information related to LJA, EWR, EPR, MBP, HJK, FMZ, JFG, CAG, P&M and JFC:

      LJA has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 101,503 shares, excluding 8,000 shares subject to options exercisable within 60 days.

      EWR has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,723,892 shares, excluding 12,500 shares subject to options exercisable within 60 days.

      EPR has the sole power to vote or to direct the vote and to dispose or direct the disposition of 300 shares.

      MBP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 132,100 shares, excluding 12,500 shares subject to options exercisable within 60 days, and the shared power to vote or to direct the vote and dispose or to direct the disposition of 15,000 shares.

      HJK has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,000 shares, excluding 1,600 shares subject to options exercisable within 60 days and the shared power to vote or to direct the vote and dispose or to direct the disposition of 10,000 shares.

CUSIP No. 526 875 10 9                 13D                   Page 33 of 42 Pages

Item 5.Interest in Securities of the Issuer

      FMZ has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 20,200 shares, excluding 6,000 shares subject to options exercisable within 60 days.

      JFG has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 121,900 shares, excluding 12,500 shares subject to options exercisable within 60 days.

      CAG has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 121,900 shares.

      P&M has no sole or shared power to vote or to direct the vote, or to dispose or to direct the disposition of any shares.

      JFC has the sole power to vote or direct the vote and to dispose or direct the disposition of 3,500 shares, excluding 1,600 shares subject to options exercisable within 60 days.

      Paragraph (b) of item 5 is hereby partially amended by deleting the information for AKL, GLL, SS, CP, RCP, RY, KD, MG,EMS, DPLTD, LF, RTR, RIC, SSU, BS, CW, TM and DM, who are not longer included in this Schedule 13D.

CUSIP No. 526 875 10 9                 13D                   Page 34 of 42 Pages

Item 5.Interest in Securities of the Issuer

      Paragraph (c) of Item 5 is hereby amended by adding the following information at the end thereof:

      On December 31, 1995, options to purchase shares of Stock, at the price of $2.21 per share, which are exercisable within 60 days, were issued as follows:

                              Number
            Name            of Shares
            ----            ---------
            EWR               2,500
            JFG               2,500
            MBP               2,500
                              -----
                              7,500
                              =====

On December 31, 1996, options to purchase shares of Stock, at the price of $3.21 per share, which are exercisable within 60 days, were issued as follows:

                             Number
            Name            of Shares
            ----            ---------

            EWR               2,500
            JFG               2,500
            MBP               2,500
                              -----
                              7,500
                              =====

      On December 31, 1997, options to purchase shares of Stock, at the price of $2.05 per share, which are exercisable within 60 days, were issued as follows:

                              Number
            Name            of Shares
            ----            ---------

            EWR               2,500
            JFG               2,500
            MBP               2,500
                              -----
                              7,500
                              =====

      On the trade date of September 2, 1998, EWR purchased 5,000 shares of Stock at the price of $2.88 per share, in the open market.

      On the trade date of September 4, 1998, EWR purchased 2,500 shares of Stock at the price of $2.94 per share, in the open market.

      On the trade date of September 7, 1998, EWR purchased 15,000 shares of Stock at the price of $3.00 per share, in the open market.

      On the trade date of December 30, 1998 JFG and CAG jointly purchased 2,000 shares of Stock at the price of $3.25 per share, in the open market.

CUSIP No. 526 875 10 9                 13D                   Page 35 of 42 Pages

Item 5.Interest in Securities of the Issuer

      On the trade date of December 31, 1998, options to purchase shares of Stock, at the price of $3.18 per share, which are exercisable within 60 days, were issued as follows:

                              Number
            Name            of Shares
            ----            ---------
            EWR               2,500
            JFG               2,500
            MBP               2,500

      On the trade date of December 31, 1998, JFG and CAG jointly purchased 5,000 shares of Stock at the price of $3.28 per share, in the open market.

      On the trade date of January 5, 1999 JFG and CAG jointly purchased 10,000 shares of Stock at the price of $3.36 per share, in the open market.

      On the trade date of January 7, 1999, JFG and CAG jointly purchased 4,000 shares of Stock at the price of $3.38 per share, in the open market.

      On the trade date of January 15, 1999 JFG and CAG jointly purchased 5,000 shares of Stock at the price of $3.41 per share, in the open market.

      On the trade date of March 30, 1999, JFG and CAG jointly purchased 4,500 shares of Stock at the price of $4.03, in the open market.

      On the trade date of March 31, 1999 JFG and CAG jointly purchased 2,000 shares of Stock at the price of $4.03 per share, in the open market.

      On the trade date of April 5, 1999, JFG and CAG jointly purchased 1,500 shares of Stock at the price of $4.03 per share, in the open market.

      On the trade date of April 16, 1999 JFG and CAG jointly purchased 1,000 shares of Stock at the price of $4.03 per share, in the open market.

CUSIP No. 526 875 10 9                 13D                   Page 36 of 42 Pages

Item 5.Interest in Securities of the Issuer

      On the trade date of April 20, 1999, JFG and CAG jointly purchased 9,000 shares of Stock at the price of $4.03 per share, in the open market.

      On the trade date of December 2, 1999, P&M sold 2,000 shares of Stock at the price of $3.25 per share, in the open market.

      On the trade date of December 7, 1999, EWR exercised an option to purchase 5,000 shares of Stock, at the price of $2.26 per share, in the open market.

      On December 31, 1999, options to purchase shares of Stock, at the price of $3.64 per share, which are exercisable within 60 days, were issued as follows:

                              Number
            Name            of Shares
            ----            ---------

            EWR               2,500
            JFG               2,500
            MBP               2,500
                              -----
                              7,500
                              =====

      On the trade date of March 21, 2000, shares of Stock were purchased from RCP at the price of $3.65 per share, in a private transaction, as follows:

                              Number
            Name            of Shares
            ----            ---------

            EWR              37,800
            JFG              50,000
            MBP              50,000
                             ------
                            137,800
                            =======

Item 5.     (d) - (e)

            Not Applicable

Item 6. Contract, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

            No material change.

Item 7.     Material to be Filed as Exhibits

            Exhibits B-42 to B-43 - Powers of Attorney

CUSIP No. 526 875 10 9                 13D                   Page 37 of 42 Pages

      After reasonable inquiry and to the best of knowledge and belief of each of the undersigned, each such person certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: March 22, 2000


                                        /s/Leigh J. Abrams
                                        ----------------------------------------
                                        Leigh J. Abrams,
                                        Attorney-in-Fact for:

                                        Leigh J. Abrams (1)
                                        Edward W. Rose, III (1)
                                        Evelyn D. Potter Rose (1)
                                        Marshall B. Payne (1)
                                        Debbie Crady (1)
                                        Kathleen Wright (1)
                                        Robert E. Wright (1)
                                        Payne & Madole (1)
                                          Cardinal Investment Company, Inc.
                                            Pension Plan (1)
                                        Cardinal Investment Company, Inc.
                                          Profit Sharing Plan (1)
                                        Harvey J. Kaplan (1)
                                        Sally Kaplan (1)
                                        Susan Payne Madole (1)
                                        Robert B. Payne, Jr.(1)
                                        Nancy Meinershagen (1)
                                        Fredric M. Zinn (1)
                                        Robert B. Payne, Sr.(1)
                                        Scout Ventures (1)
                                        James F. Gero (1)
                                        Catherine A. Gero (1)

----------


1 The Powers of Attorney authorizing Harvey F. Milman to act on behalf of such persons are incorporated by reference to Exhibit B-1 through B-35 of the Schedule 13D dated August 5, 1994 relating to the Common Stock, par value $.01 per share, of LBP, Inc.

CUSIP No. 526 875 10 9                 13D                   Page 38 of 42 Pages

                                        John F. Cupak(2)
                                        William Edward Rose(3)
                                        Lela Rose Jones(3)

----------

1 The Powers of Attorney authorizing Harvey F. Milman to act on behalf of such persons are incorporated by reference to Exhibit B-1 through B-35 of the Schedule 13D dated August 5, 1994 relating to the Common Stock, par value $.01 per share, of LBP, Inc.

2 The Powers of Attorney authorizing Harvey F. Milman to act on behalf of such persons are attached hereto as Exhibits B-36 to B-41.

3 The Powers of Attorney authorizing Harvey F. Milman to act on behalf of such persons are attached hereto as Exhibits B-42 to B-43.

CUSIP No. 526 875 10 9                 13D                   Page 39 of 42 Pages

                                    Exhibit A

      Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities as set forth herein below.


                                        /s/Leigh J. Abrams
                                        ----------------------------------------
                                        Leigh J. Abrams,
                                        Attorney-in-Fact for:

                                          Leigh J. Abrams (1)
                                          Edward W. Rose, III (1)
                                          Evelyn D. Potter Rose (1)
                                          Marshall B. Payne (1)
                                          Debbie Crady (1)
                                          Kathleen Wright (1)
                                          Robert E. Wright (1)
                                          Payne & Madole (1)
                                          Cardinal Investment Company, Inc.
                                            Pension Plan (1)
                                          Cardinal Investment Company, Inc.
                                            Profit Sharing Plan (1)
                                          Harvey J. Kaplan (1)
                                          Sally Kaplan (1)
                                          Susan Payne Madole (1)
                                          Robert B. Payne, Jr.(1)
                                          Nancy Meinershagen (1)
                                          Fredric M. Zinn (1)
                                          Robert B. Payne, Sr.(1)
                                          Scout Ventures (1)
                                          James F. Gero (1)
                                          Catherine A. Gero (1)

----------

1 The Powers of Attorney authorizing Harvey F. Milman to act on behalf of such persons are incorporated by reference to Exhibit B-1 through B-35 of the Schedule 13D dated August 5, 1994 relating to the Common Stock, par value $.01 per share, of LBP, Inc.

CUSIP No. 526 875 10 9                 13D                   Page 40 of 42 Pages

                                        John F. Cupak(2)
                                        William Edward Rose(3)
                                        Lela Rose Jones(3)

Dated: March 22, 2000

----------

2 The Powers of Attorney authorizing Harvey F. Milman to act on behalf of such persons are attached hereto as Exhibits B-36 to B-41.

3 The Powers of Attorney authorizing Harvey F. Milman to act on behalf of such persons are attached hereto as Exhibits B-42 to B-43.

CUSIP No. 526 875 10 9                 13D                   Page 41 of 42 Pages

                                  EXHIBIT B-42

                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that the undersigned does hereby irrevocably constitute and appoint Leigh J. Abrams and Harvey F. Milman, or either of them, the true and lawful agents and attorneys-in-fact of the undersigned, with full power of substitution and with the power and authority to execute and file with the United States Securities and Exchange Commission, in the name and on behalf of the undersigned, individually and in the capacity stated below, one or more amendments to the Schedule 13D, dated August 5, 1994, with respect to the undersigned's beneficial ownership of the Common Stock, par value $.01 per share, of LBP, Inc. which amendments may make such changes in such Schedule 13D as either of them deems appropriate. The undersigned hereby ratifies and confirms all that said agents and attorneys-in-fact, or their substitutes, may do by virtue hereof as fully to all intents and purposes as the undersigned might or could do in person. Executed the __ day of February , 2000.


                                        /s/ William Edward Rose
                                        ----------------------------------------
                                        William Edward Rose

STATE OF

COUNTY OF

      On this ___ day of February, 2000 before me personally appeared William Edward Rose, to me known, who being by me duly sworn, did depose and say that he executed the foregoing Power of Attorney.

      IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal in the County and State aforesaid on the day and year first above written.


                                        /s/Nancy Meinershagen
                                        ----------------------------------------
                                        Notary Public

[Seal]

CUSIP No. 526 875 10 9                 13D                   Page 42 of 42 Pages

                                  EXHIBIT B-43

                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that the undersigned does hereby irrevocably constitute and appoint Leigh J. Abrams and Harvey F. Milman, or either of them, the true and lawful agents and attorneys-in-fact of the undersigned, with full power of substitution and with the power and authority to execute and file with the United States Securities and Exchange Commission, in the name and on behalf of the undersigned, individually and in the capacity stated below, one or more amendments to the Schedule 13D, dated August 5, 1994, with respect to the undersigned's beneficial ownership of the Common Stock, par value $.01 per share, of LBP, Inc., which amendments may make such changes in such Schedule 13D as either of them deems appropriate. The undersigned hereby ratifies and confirms all that said agents and attorneys-in-fact, or their substitutes, may do by virtue hereof as fully to all intents and purposes as the undersigned might or could do in person. Executed the ____ day of February, 2000.

                                        /s/Lela Rose Jones
                                        ----------------------------------------
                                        Lela Rose Jones

STATE OF

COUNTY OF

      On this __ day of February, 2000 before me personally appeared Lela Rose Jones, to me known, who being by me duly sworn, did depose and say that he executed the foregoing Power of Attorney.

      IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal in the County and State aforesaid on the day and year first above written.


                                        /s/Nancy Meinershagen
                                        ----------------------------------------
                                        Notary Public

[Seal]